April 13, 2006
VIA FEDERAL EXPRESS PRIORITY OVERNIGHT
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	E Energy Adams, LLC Responses to comments on Amendment No. 3 to Registration Statement on SB-2 Filed March 17, 2006 Registration No. 333-128902
Dear Mr. Owings:
We are in receipt of your letter dated April 6, 2006 providing comments regarding Pre-Effective Amendment No. 3 to our Registration Statement on Form SB-2 filed March 17, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. Also enclosed for your review and in connection with our responses to your comments is Pre-Effective Amendment No. 4 to Form SB-2, which has been redlined to mark our changes and updates.
Form SB-2/A
General
1. Please refer to prior comment 2 from our letter dated February 22, 2006. We note your response that you have added that dates of any reports or documents cited in your MD&A and Business sections. However we reissue the comment in full because not all references to third party data have been revised to indicate the reports or articles and you have not set forth in the prospectus the dates of all the reports cited. We note these previously indicated examples of citations to third party data that is not accompanied by the name and date of the report containing such information:
•	The first chart on page 38 that you attribute to American Coalition for Ethanol (ACE);

•	The statement(s) in the first paragraph of the subsection “Primary Product – Ethanol” attributed to the Renewable Fuels Association;

•	The chart of the Ethanol Production Process attributed to the Renewable Fuels Association on page 47;

•	The chart of Chicago Spot Prices attributed to United Bio-Energy, LLC:

•	The chart on Ethanol Average Prices attributed to Hart’s Renewal-Fuel News on page 48;

•	The 10-year average corn price chart on page 50 attributed to ProExporter Network; and

•	The two charts on natural gas futures on pages 53-54 attributed to the EIA.
          Please provide us with copies of all third party reports for information set forth in the prospectus not previously provided. Please clearly mark to highlight the applicable portion or section of the report containing the statistic and cross-reference it to the appropriate location in your prospectus. If you are unable to provide support for such third party statements, please remove the statements or remove the reference to the third party source and adopt such information as your own. Also, as previously requested, please tell us whether each third part report is available for free or for a nominal charge to the public.
          RESPONSE: We have revised the prospectus to include the name, date of the report and status of availability of the report to the public for all third party statements not adopted as our own. Any other third party statements have been adopted as our own and the prospectus has been revised accordingly. Enclosed please find reports for the third party statements not adopted as our own. Each report has been clearly marked to highlight the relevant portion relied upon for our disclosure and the portion has been cross-referenced to the prospectus.
2. We also reissue the last part of prior comment 2 in its entirety, as we were unable to locate your feasibility study or consents from PRX Geographic and Holbrook Consulting Services, LLC as exhibits. You previously said that you paid $30,000 for the feasibility study referenced in the prospectus. Please file both this study and consents for the use of the information in the prospectus from PRX Geographic and Holbrook Consulting Services, LLC as exhibits to the registration statement with your next amendment. You should also revise your disclosure on page 90 to name PRX Geographic and Holbrook Consulting Services, LLC as experts. Please see Item 509(a) of Regulation S-B, Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance.
          RESPONSE: We have filed the feasibility study and consent as exhibits to the registration statement and we have revised our disclosure to include PRX Geographic and Holbrook Consulting Services, LLC as experts.
Estimated Sources of Funds, Page 33
2. We note that in February 2006 you entered into a preliminary proposal with a potential senior lender to provide debt financing equal to the lesser of $49.5 million or 65% of the total project appraised value. Your revised disclosure states that it is in the best interests of the company to finance the project using roughly $24 million in equity proceeds and $53.1 million in debt financing. Revise the prospectus, as appropriate, to disclose the risks and implications of receiving debt financing for only $49.5 million of the total project appraised value. Does this mean you will need to find additional debt or equity financing to complete the project if you receive only the minimum proceeds from this offering? Will you be able to break escrow with a debt financing commitment of less than the total remaining project cost if you sell only the minimum number of units?
          RESPONSE: We have revised our disclosures in this section to clarify that a debt financing proposal of $49.5 million means that we will need to raise equity of at least $35 million in order to complete the project. The $35 million in equity also assumes we will be able to obtain tax increment financing of approximately $5 million. We have revised our disclosures in this section to clearly state that based upon a debt financing proposal of $49.5 million, we will not be able to release funds from escrow if we only raise the minimum equity offering amount. Therefore, we will have to raise at least $35 million in equity and obtain the tax increment financing of $5 million in order to break escrow with a debt financing commitment of $49.5 million. Throughout the prospectus, we disclose that if we only receive the minimum proceeds from this offering, we will not be able to break escrow until we receive a debt financing commitment equal to the total remaining project cost. If a lender is unwilling to increase the debt financing in an amount sufficient to fund the total project, we may have to abandon our project.
Description of Business, page 45
Design-Build Team, page 56
4. Revise here and in your discussion of Liquidity, as appropriate, to quantify the amounts to be paid to Fagen Engineering for engineering and design services.
          RESPONSE: We have revised the disclosure as requested.
Federal Income Tax Consequences of Owning Our Units, page 80
4. Please refer to prior comment 5 from our letter dated February 22, 2006. We note the revisions to your disclosure in this section based upon our prior comment and conversations we had with your tax counsel. However, you state that your tax opinion is limited to your classification as a partnership for federal income tax purposed, but that tax counsel also expresses its professional judgment regarding “the material federal income tax consequences of owing units.” It would appear from this statement, and similar disclosure in exhibit 8.1, that you have not provided an opinion on all material tax consequences to investors as required by Item 601(b)(8) of Regulation S-B. Moreover, it appears that the material tax consequences to investors are the consequences that arise from E Energy Adams electing to be taxed as a partnership, rather than the election of such classification. While it appears that some of the disclosure in this section is provided to assist investors in understanding the material consequences, you should revise your disclosure to identify the background and/or general tax information separately from your discussion of material tax consequences. Please note that exhibit 8.1 should also be revised to confirm that all material tax consequences to investors are opined upon in the prospectus.
          RESPONSE: We have revised our disclosures in the prospectus and our tax counsel has revised its opinion as requested.
Part II
Item 27. Exhibits
5. You included a reference to exhibit 10.13 in your revised registration statement for which you intend to seek confidential treatment for certain portions contained therein. However, a redacted version of this exhibit was not filed with this amendment. Please note that any application for confidential treatment will be reviewed upon receipt of this application. All comments on any such application must be resolved prior to the desired effective time of this registration statement. If you intend to file a request for confidential treatment, please do so as soon as possible in order to allow us sufficient time to review your request. In preparing any request for confidential treatment, we suggest that you refer to staff legal bulletin no. 1, which you may find on our website.
          RESPONSE: We have filed a non-redacted version of exhibit 10.13 with this Pre-Effective Amendment No. 4. We will not be seeking confidential treatment for any portion of this exhibit. We have modified the exhibit index to reflect that exhibit 10.13 no longer contains any portions omitted pursuant to a request for confidential treatment.
Additional Updates/Revisions made by Registrant
          We have revised the prospectus to disclose our updated letter of intent with Fagen, Inc. which was executed on March 22, 2006. The updated letter of intent contains a new plant price estimate which is disclosed throughout the prospectus. Please note that the increase in the new plant price estimate has caused an increase in our total project cost estimate and that the new total project cost estimate is disclosed throughout the prospectus. The updated letter of intent with Fagen, Inc., is being filed with this Pre-Effective Amendment No. 4 as Exhibit 10.16.
          We have also made some technical and formatting revisions to our subscription agreement. A redlined version of the subscription agreement is being filed with this Pre-Effective Amendment No. 4 as replacement Exhibit 4.2. Finally, we made a minor revision to the Project Development Fee Agreement per a request from the Kansas Securities Commission to further define the term “net income.” The amended agreement is being filed with this Pre-Effective Amendment No. 4 as Exhibit 10.15.

Sincerely, E Energy Adams, LLC
By:	/s/ Jack L. Alderman
Jack L. Alderman, Chairman

Enclosures

cc:	Jack Herstein, Nebraska Bureau of Securities
Thomas E. Alberts, Iowa Securities Bureau
Earl Saulter, Florida Office of Financial Regulation
Patrick Morgan, Missouri Securities Division
Leonore Friez, South Dakota Division of Securities
Mary Wells, Wisconsin Department of Financial Institutions
Lynn Hammes, Office of the Kansas Securities Commissioner